NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000, and is a securities broker-dealer serving primarily institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Other income is recognized when earned.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Pershing LLC, Interactive Brokers LLC and Industrial and Commercial Bank of China Financial Services, LLC (collectively the "clearing brokers"), on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as clearing brokers, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by the clearing brokers pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing brokers also perform all services customarily incident thereon, including the preparation and distribution of customer confirmations, statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all demand deposits and money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service; therefore, the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 1 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* *(continued)*

Income Taxes *(concluded)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for the years prior to 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, deposits with clearing brokers, due from clearing brokers, other assets, accounts payable and accrued expenses, accrued soft dollar credits, commissions payable and due to clearing brokers are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned are valued at market value using quoted market prices.

Securities Inventory

The Company utilizes the provisions of Accounting Standards Codification 820 – *Fair Value* ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* *(continued)*

Securities Inventory *(continued)*

> Level 1 – Valuations based on adjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the prospective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value is reflected in the Company's statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(concluded)*

Securities Inventory *(concluded)*

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. The Company considers these investments level 1 securities for active markets and level 2 securities for thinly traded markets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company adopted FASB ASC 718, Compensation-Stock Compensation. FASB ASC 718 requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of FASB ASC 718 includes share-based compensation based on the grand-date fair value for all share based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with FASB ASC 718 for all share-based payments granted after January 1, 2006.

The Company recognized $41,992 in employee share-based compensation for the year ending December 31, 2014. The fair value of the stock was estimated using the company book value as of December 31, 2014 after effecting a 35% marketability discount. During 2015 the Company had no share-based compensation.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2017. Future minimum lease payments under the non-cancellable leases as of December 31, 2015 are as follows:

Year	Amount
2016	$ 205,058
2017	114,476
	$ 319,534

For the years ended December 31, 2015 and 2014, total rental expense for operating leases was $128,780 and $119,202, respectively.

During the years ended December 31, 2015 and 2014, the Company generated approximately $9,517 and $8,306, respectively, net of its commission revenue from transactions with related parties.

NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 or $3,000 per associated person adopted and administered by the CFTC. At December 31, 2015, the Company had net capital and net capital requirements of $669,048 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.52 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   SOFT DOLLAR CREDITS

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers.

NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. During 2015 and through the subsequent time there are no litigation matters.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (concluded)

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's deposit and receivable from these clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of the securities decreases subsequent to December 31, 2015.

NOTE 6 -   FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Securities owned	$ 784	$ -	$ -	$ 784

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2015.

NOTE 7 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of the financial statements were available to be issued. The evaluation did not result in any additional subsequent events that required disclosures and/or adjustments.